

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 27, 2017

Ramiro Alfonsin
Chief Financial Officer
LATAM Airlines Group S.A.
Presidente Riesco 5711, 20th Floor
Las Condes, Santiago, Chile

**Re: LATAM Airlines Group S.A.**
**Form 20-F for Fiscal Year Ended December 31, 2016**
**Filed March 30, 2017**
**File No. 001-14728**

Dear Mr. Alfonsin:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2016

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
F. Long Term Indebtedness
Tabular Disclosure of Contractual Obligations, page 67

1. We note your disclosure that Fleet Commitments represent "the capex equivalent of purchasing all fleet arrivals." We also note in FN 2 you state the totals reflect "LATAM's estimates regarding (i) changes in scheduled delivery dates; (ii) conversion of certain aircraft types and (iii) aircraft of which we do not expect to take delivery." It appears your disclosure of Fleet Commitments is based on your estimated fleet management including potentially converting aircraft types and cancelling or deferring orders. Please note the tabular disclosure of purchase obligations should disclose agreements to purchase goods or services that are enforceable and legally binding that specifies all significant terms (i.e., fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction). Refer to Item 5.F.2 of Form 20-F. Please clarify the nature of the $6.966 billion in Fleet

Commitments disclosed as of December 31, 2016 with the footnote disclosures and guidance referenced above.  In your response, please explain how you define the terminology "capex equivalent of purchasing all fleet arrivals" and clarify your disclosure as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure